Repligen Corporation

41 Seyon Street, Building #1, Suite 100

Waltham, Massachusetts 02453

May 29, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

RE:	Repligen Corporation

Supplemental Response to Form 10-K for the Year Ended March 31, 2008

Filed March 31, 2009

File No. 000-14656

Dear Mr. Riedler:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated April 16, 2009 (the “Comment Letter”) to Dr. Walter C. Herlihy, Ph.D., President, Chief Executive Officer and Director of Repligen Corporation (“Repligen” or the “Company”), with respect to the Company’s Supplemental Response to Form 10-K for the fiscal year ended March 31, 2008, filed March 31, 2009. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Form l0-K for year ended March 31, 2008

Item 1. Business, page 3

1. a.	In your response to our prior comment 1 you state that Applied’s purchases of Protein A from the Company account for “less than 10% of the Company’s product revenues and less than 4% of total revenues.” However, we note that your disclosure on page 5 of the 10-K under “Significant Customers” states that Applied was one of two customers whose purchases of Protein A products accounted for more than 10% of the Company’s total revenues in 2008, 2007 and 2006. Please explain this apparent discrepancy.

b.

In addition, you state that the supply agreement does not obligate the parties to sell or purchase specific quantities of Protein A. Yet, you also state that Repligen and Applied are in fact obligated with respect to the quantities of Protein A reflected in

Applied’s short-term forecasts of its Protein A needs and these amounts are not fixed. So, while amounts of Protein A under the supply agreement may have been immaterial so far, it seems possible that they could become much larger in the future. If true, while the agreement might qualify as immaterial right now, depending on the revenues involved thus far, it could become material in the future. Please inform us whether this is the case, and if so, that you will file the agreement as a material contract should revenues attributable to the contract become material.

RESPONSE: We respectfully advise the Staff that the our response to the relative materiality of Applied was in consideration of our current and forecasted sales to Applied in our fiscal year 2009 as of the time of our response letter. As a result, we did not believe that this was a material contract on a forward looking basis and apologize for any confusion. We agree that Applied has historically been a significant customer in prior periods based upon their order volume and recognize that they may again be significant in the future.

Our primary rationale, however, for not filing this contract as an exhibit to our annual report on Form 10-K was that pursuant to Regulation S-K, Item 601(b)(10) and the subcategories therein, our agreement with Applied was made in the ordinary course of business and the Company is not substantially dependent upon revenues from Applied. On a forward looking basis, Applied is expected to represent an even smaller percentage of our total revenue. Therefore we did not deem this a “Material Contract” as defined. Furthermore, the agreement itself, were it to be disclosed, would not contain any specific quantity obligations that would make its relative materiality apparent. Quantity of demand is only outlined in the periodic orders and forecasts from Applied that we receive in the ordinary course of business during the year. The agreement does state certain pricing to be utilized in the event of orders from Applied, but we would respectfully request that such pricing terms be given confidential treatment to avoid unfair advantage being afforded to any potential competitors. As a result, disclosure of the supply agreement would not provide either quantity or price information and would be of limited utility to a user of this information. To the extent that this agreement becomes a “material contract” as provided in Item 601(b)(10), such as if we become substantially dependent on sales of a major part of our products to Applied pursuant to this agreement, we intend to file this agreement and seek confidential treatment for certain provisions of this agreement.

2.	We note your response to our prior comment 3. Please also provide the following material information regarding the exclusive license agreement between the company and the University of Michigan:

a.	Total amounts received to date under the agreement;

b.	Any annual fees, if applicable;

c.	The number of additional products you anticipate you will develop under this agreement; and

d.	The term and termination provisions, including any payments the company would be required to make in the event of termination.

RESPONSE: We respectfully advise the Staff that other than the obligation to remit 15% of royalty revenues received to the University of Michigan, there are no annual or other fees applicable to this agreement. There are no other significant obligations for either party and there are no material termination provisions or payments required upon termination. Further, we do not anticipate developing any additional products under this agreement.

Pursuant to your request, however, we would further propose to include in the Company’s annual report on Form 10-K for the year ended March 31, 2009, the following disclosure regarding the material terms of the license agreement with the University of Michigan. All proposed changes to such disclosure compared to previously submitted disclosures in our annual report on Form 10-K for the year ended March 31, 2008 to incorporate the Staff’s recommendations are highlighted in bold italic print:

“CTLA4-Ig

CTLA4 is a key regulator of the activity of the immune system. CTLA4 “turns off” the immune system after it has successfully cleared a bacterial or viral infection by blocking the activation of T-cells, the immune cells responsible for initiating an immune response. In the 1990’s, our collaborators at the University of Michigan and the U.S. Navy demonstrated in animal models that a fusion protein consisting of fragments of CTLA4 and an antibody (“CTLA4-Ig”) could be used to treat certain autoimmune diseases. This research finding resulted in the granting of U.S. patent No. 6,685,941 (“the ‘941 Patent”) covering the treatment of certain auto-immune disorders including rheumatoid arthritis with CTLA4-Ig. The ‘941 Patent is owned by the University of Michigan and exclusively licensed to Repligen. In consideration of this exclusive license, Repligen agreed to pay the University of Michigan 15% of all royalty income received, after deducting legal expenses. There are no annual or other fees associated with this agreement. Under this agreement, since its inception through fiscal year 2009, Repligen has paid $1.1 million to the University of Michigan. CTLA4-Ig’s mechanism of action is different from the current therapies for autoimmune disease or organ transplant rejection, thus it may provide a treatment for patients who are refractory to existing therapies.

In December 2005, the FDA approved Bristol’s application to market CTLA4-Ig, under the brand name Orencia®, for treatment of rheumatoid arthritis. In January 2006, Repligen and the University of Michigan jointly filed a lawsuit against Bristol in the United States District Court for the Eastern District of Texas for patent infringement. In April 2008, Repligen and the University of Michigan entered into a settlement agreement with Bristol pursuant to which, Bristol made an initial payment of $5 million to Repligen and will pay us royalties on the U.S. net sales of Orencia® for any clinical indication at a rate of 1.8% for the first $500 million of annual sales, 2.0% for the next $500 million and 4% of annual sales in excess of $1 billion for each year from January 1, 2008 until December 31, 2013.”

Definitive Proxy Statement

Annual Cash Incentive Compensation, page 19

8.	We note your response to our prior comment 8. Please supplementally provide us with a detailed analysis of why you believe public disclosure of the requested information, based upon your specific facts and circumstances, would cause the company competitive harm. Your analysis in your response letter should clearly describe each target, describe how it is used in the calculation of performance, and explain how such information is likely to cause competitive harm, as opposed to conclusory statements that the information would represent a competitive disadvantage. Unless you disclose this information to the staff it is not possible for us to determine whether omission of the information from your 10-K disclosure is appropriate. Please note that you may request Rule 83 confidential treatment for portions of your response letter that contain commercially sensitive information.

In the alternative, please provide complete disclosure of the specific targets against which company and individual performance was measured and the calculations used to determine and subsequently measure performance. The disclosure should allow the reader to understand how the Compensation Committee determined the percentage achievement of individual and corporate goals.

RESPONSE: We respectfully advise the Staff that we propose to modify the presentation regarding annual cash incentive in our definitive proxy statement for the year ended March 31, 2009. For reference, we would have updated our disclosure for the year ended March 31, 2008 beginning at the bottom of page 21, which has been presented below. In addition to the newly presented table below, all proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print:

“Achievement of objectives and cash incentive determination:

The portion of cash incentive tied to corporate results is determined based on evaluation of the percentage completion of the established corporate objectives determined at the beginning of the fiscal year. The ultimate evaluation of achievement is at the sole discretion of the Compensation Committee following discussions with management and is based both on quantitative, objective calculations such as the achievement of certain financial or research milestones, as well as a qualitative assessment which takes into consideration the level of effort, end results, and other contributing internal and external factors that could reasonably be expected to evaluate performance. The objectives are designed to be difficult to achieve 100% completion. These objectives include financial performance objectives (30% of total), product development objectives (30% of total), intellectual property objectives (20% of total) and business and organizational development objectives (20% of total). The Chief Executive Officer determined and the Compensation Committee agreed that the aggregate percentage completion of the objectives for financial performance, product development, intellectual property and business and organizational development was 86.3%. The corporate portion of cash incentive for all officers was paid calculated at this level of achievement.

The following is a summary of the fiscal year 2008 Corporate Objectives and the detailed calculation supporting the achievement of each objective:

2008 Company Goals	Weight	Percent Achieved (as determined by Compensation Committee)	Weight achieved
Financial Performance
Achieve certain financial performance targets, including total sales in excess of $17.3 million, gross margin in excess of 68%, net loss less than $3.7 million and end of year cash and investments of greater than $19.0 million	30.0%	95.0%	28.5%

Product Development
Bioprocessing product and business development goals included executing certain supply agreements and product development objectives and supporting key customer requirements	6.0%	82.0%	4.9%

RG1068 for pancreatic imaging goals included initiating a phase 3 clinical trial, negotiating the NDA requirements with FDA, obtaining FDA fast track designation, and beginning the process to qualify a marketing partner.	6.0%	81.0%	4.9%

RG2417 for bipolar depression goals included completing a phase 2a study, designing a phase 2b study, and completing additional assessments of uridine in other disease models	6.0%	83.0%	5.0%

Preclinical research objectives included assessing the suitability of our existing clinical candidate for HDAC inhibitors for Friedreich’s Ataxia, as well as researching the activity of this candidate in additional animal models of disease, and seeking financial backing to support ongoing research activities. Further objectives included assessing both opportunities to outlicense existing candidates and identify and potentially in-license new product candidates.	12.0%	73.5%	8.8%

Maximize the value of intellectual property portfolio
Complete the Imclone and Bristol-Myers Squibb litigations resulting in the best possible outcome for Repligen.	20.0%	92.5%	18.5%

Business and Organizational Development
Update strategic plan; successfully recruit new members of management team and board of directors; maintain effective internal controls and ensure compliance with SEC requirements; other miscellaneous objectives.	20.0%	78.5%	15.7%

TOTAL CORPORATE PERFORMANCE	100.0%		86.3%

Individual Objectives

In addition to the corporate objectives outlined above, executive officers with the exception of Dr. Herlihy also have an individual objective component to their annual cash incentive compensation. The performance assessment for the individual objectives of the executive officers is not calculated on a line item basis, but rather represents an overall assessment as to how the officer contributed to the success of the company within their area of responsibility. The individual objectives are designed to be difficult to achieve 100% completion.

Dr. Rusche is ultimately responsible for providing leadership to all of Repligen’s research and development activities. Specifically, his objectives included leading our research efforts surrounding HDAC inhibitors for the treatment of Friedreich’s ataxia, including assessing the suitability of our existing clinical candidate and evaluating the effectiveness of this candidate in other disease models; driving process development work to assist the growth of our bioprocessing business; supporting our business development initiatives; developing and implementing our strategic and financial plan; representing Repligen to the investment and scientific community as necessary; and otherwise assisting in personnel recruitment, development and morale. The overall evaluation of achievement in these factors is both quantitative and qualitative. The Chief Executive Officer determined and the compensation committee agreed that the aggregate achievement of the individual objectives for Dr. Rusche was 85.0%.

Dr. Witt is ultimately responsible for Repligen’s intellectual property portfolio as well as all manufacturing operations. Specifically, his objectives included maximizing the value of our intellectual property portfolio through the Imclone and Bristol-Myers Squibb litigations; delivering on our gross margin targets, ensuring product quality and on-time delivery to customers; supporting our business development initiatives; developing and implementing our strategic and financial plan; representing Repligen to the investment community as necessary; and otherwise assisting in personnel recruitment, development and morale. The overall evaluation of achievement in these factors is both quantitative and qualitative. The Chief Executive Officer determined and the compensation committee agreed that the aggregate achievement of the individual objectives for Dr. Witt was 80.0%.”

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 250-0111.

Sincerely,

/s/ William J. Kelly
William J. Kelly
Chief Financial Officer